

February 20, 2009

Room 7010

Kenneth A. Lewis
Executive Vice President and Chief Financial Officer
Franklin Resources, Inc.
One Franklin Parkway
San Mateo, California 94403

>   **Re: Franklin Resources, Inc.**
>   **Form 10-K for Year Ended September 30, 2008**
>   **File No. 001-09318**

Dear Mr. Lewis:

We have reviewed your response letter dated January 30, 2009 and have the following comments. Where indicated, we think you should revise your document. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Year Ended September 30, 2008

Goodwill and Other Intangible Assets, page 53

1.   We note your response and your revised disclosure in your Form 10-Q for the quarter ended December 31, 2008. Your policy discloses the assumptions you use to estimate the fair value of your reporting unit, indefinite-lived intangible assets, and definite-lived intangible assets. Please quantify the assumptions and provide a sensitivity analysis in future filings. Also, please disclose the headroom between the fair value and carrying value in your testing of goodwill, indefinite and definite-lived intangible assets. This detailed information will provide the reader with greater insight into the quality and variability of your financial position and operating results.

Goodwill and Other Intangible Assets, page 53

2.   In future filings, please provide a discussion of your consideration of the ongoing market conditions in developing your fair value estimates and underlying

assumptions. For example, discuss how you have considered changes in assets
under management and profit margins in determining your growth rate
assumptions. Also, discuss your process for monitoring the assumptions used in
your fair value estimates, as discussed in your response.

Consolidation of Variable Interest Entities, page 55

3.   We note your response to prior comment 13 and the revised policy disclosure on
        page 39 of your Form 10-Q for the quarter ended December 31, 2008, which
        discusses the complexity of your FIN 46R analysis. Please clarify the number of
        VIEs evaluated and describe how the testing is performed, e.g. whether you test
        each VIE separately with unique assumptions or whether testing for certain
        categories of VIEs can be combined or performed with matching assumptions.
        As appropriate, quantify and discuss individual significant assumptions and
        analyze the sensitivity of your conclusions to those assumptions. Quantify and
        discuss the financial statement implications of a future change resulting in
        consolidation of these entities.

Definitive Proxy Statement

Stock Ownership Guidelines, page 11

   4. In future filings, please disclose whether any directors or officers are not in
       compliance with your stock ownership guidelines.

Director Fees, page 17

   5. In future filings, please provide disclosure to explain negative compensation
       values. In this regard, we note the negative values in the "Stock Awards" column
       with respect to Messrs. Joffe and Woodworth.

Peer Group Companies, page 27

   6. In future filings, please explain how your compensation for named executive
       officers measures against the peer companies.

   7. In future filings, please disclose whether you target each element of compensation
       against the peer companies. If so, please disclose how the actual compensation
       payments to each named executive officer fall within those targets. To the extent
       actual compensation was outside a targeted percentile range, please explain why.

You may direct questions on accounting comments to Melissa N. Rocha, Staff Accountant, at (202) 551-3854 or me at (202) 551-3355. You may direct questions on other comments and disclosure issues to Sherry Haywood, Attorney, at (202) 551- 3345 or Andrew Schoeffler, Attorney at (202) 551-3748.

Sincerely,

Terence O'Brien
Accounting Branch Chief